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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUPERVALU INC.

(Name of Subject Company (Issuer))

SYMPHONY INVESTORS LLC
(Offeror)

CERBERUS CAPITAL MANAGEMENT, L.P.
 (Managing Member of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

868536103

(CUSIP Number of Class of Securities)

Mark A. Neporent, Esq.
Chief Operating Officer, General Counsel and Senior Managing Director
Cerberus Capital Management, L.P.
875 Third Avenue
New York, NY 10022
(212) 891-2100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Stuart D. Freedman, Esq.
Robert B. Loper, Esq.
John M. Pollack, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$256,149,304(1)	$34,939(2)

(1)
Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 64,037,326 shares of SUPERVALU INC. common stock (the number of shares representing 30% of the outstanding shares of SUPERVALU INC. as of January 7, 2013, by $4.00 per share, which is the offer price.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013, issued August 31, 2012, equals $136.40 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  Third-party tender offer subject to Rule 14d-1.

  ☐
  Issuer tender offer subject to Rule 13e-4.

  ☐
  Going-private transaction subject to Rule 13e-3.

  ☐
  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by (i) Symphony Investors LLC ("Purchaser") and (ii) Cerberus Capital Management, L.P. ("Cerberus"). The managing member of Purchaser is Cerberus. This Schedule TO relates to the offer by Purchaser to purchase up to 30% of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of SUPERVALU INC., a Delaware corporation (the "Company"), as of the date and time of the expiration of the offer, at a purchase price of $4.00 per Share, net to the seller in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2013 (together with any amendments and supplements thereto, the "Offer to Purchase") and in the related Letter of Transmittal (together with any amendments and supplements thereto, the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

        Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.    Summary Term Sheet.

        Regulation M-A Item 1001.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        Regulation M-A Item 1002.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is SUPERVALU INC., a Delaware corporation. The Company's principal executive offices are located at 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344. The Company's telephone number at such address is (952) 828-4000.

        (b)   This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of the Company. As of the close of business on January 7, 2013, as represented by the Company in the Tender Offer Agreement dated as of January 10, 2013, by and among Purchaser, Cerberus and the Company (the "Tender Offer Agreement"), 213,457,753 Shares were issued and outstanding. The information set forth in the section of the Offer to Purchase entitled "Introduction" is incorporated herein by reference.

        (c)   The information set forth in the section of the Offer to Purchase entitled "Price Range of Shares" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        Regulation M-A Item 1003.

        (a) - (c) This Schedule TO is filed by Purchaser and Cerberus. The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" and "Certain Information Concerning Purchaser and Cerberus" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        Regulation M-A Item 1004.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        Regulation M-A Item 1005.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Certain Information Concerning Purchaser and Cerberus," "Background of the Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; Plans for the Company" and "Material Agreements" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        Regulation M-A Item 1006.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Certain Effects of the Offer," "Purpose of the Offer; Plans for the Company" and "Material Agreements" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        Regulation M-A Item 1007.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Background of the Offer; Past Contacts or Negotiations with the Company" and "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        Regulation M-A Item 1008.

        The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Purchaser and Cerberus," "Purpose of the Offer; Plans for the Company" and "Material Agreements" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        Regulation M-A Item 1009.

        The information set forth in the sections of the Offer to Purchase entitled "Introduction" and "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        Regulation M-A Item 1010.

        Not applicable.

Item 11.    Additional Information.

        Regulation M-A Item 1011.

        (a)(1) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Purchaser and Cerberus," "Background of the Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; Plans for the Company" and "Material Agreements" is incorporated herein by reference.

        (a)(2) The information set forth in the sections of the Offer to Purchase entitled "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(3) The information set forth in the sections of the Offer to Purchase entitled "Certain Conditions of the Offer" is incorporated herein by reference.

        (a)(4) None.

        (a)(5) None.

        (c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

        Regulation M-A Item 1016.

Exhibit	Exhibit Name
(a)(1)(A)*	Offer to Purchase dated January 25, 2013.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release, dated January 10, 2013, issued by Cerberus and the Company, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on January 10, 2013.

(a)(5)(B)*	Summary Newspaper Advertisement as published in The New York Times on January 25, 2013.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Tender Offer Agreement dated as of January 10, 2013, by and among the Company, Purchaser and Cerberus, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on January 14, 2013.

(d)(2)	Stock Purchase Agreement dated as of January 10, 2013, by and among the Company, AB Acquisition LLC and New Albertsons, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 14, 2013.

Exhibit	Exhibit Name
(d)(3)	Equity Commitment Letter, dated as of January 10, 2013, by and among Purchaser and the equity investors named therein, incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(4)	Limited Guarantee of Cerberus Institutional Partners V, L.P. in favor of the Company, incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(5)	Form of Transition Services Agreement by and between the Company and Albertson's LLC, incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(6)	Form of Transition Services Agreement, by and between the Company and New Albertson's, Inc., incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by the Company on January 25, 2013

(d)(7)	Form of Trademark Cross-Licensing Agreement by and between the Company and New Albertson's, Inc., incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9 filed by the Company on January 25, 2013

(d)(8)	Form of Escrow Agreement, by and among the Company, American Stores Company, LLC, and JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit (e)(12) to the Schedule 14D-9 filed by the Company on January 25, 2013

(d)(9)	Form of Supplemental Indenture No. 4, by and between American Stores Company, LLC and Wells Fargo Bank, National Association, incorporated by reference to Exhibit (e)(13) to the Schedule 14D-9 filed by the Company on January 25, 2013

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2013

SYMPHONY INVESTORS LLC
By:	CERBERUS CAPITAL MANAGEMENT, L.P., its Managing Member.
By:	CRAIG COURT GP, LLC, its General Partner
By:	/s/ MARK A. NEPORENT
	Name:	Mark A. Neporent
	Title:	Chief Operating Officer, General Counsel and Senior Managing Director
CERBERUS CAPITAL MANAGEMENT, L.P.
By:	CRAIG COURT GP, LLC, its General Partner
By:	/s/ MARK A. NEPORENT
	Name:	Mark A. Neporent
	Title:	Chief Operating Officer, General Counsel and Senior Managing Director

 Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)*	Offer to Purchase dated January 25, 2013.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release, dated January 10, 2013, issued by Cerberus and the Company, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on January 10, 2013

(a)(5)(B)*	Summary Newspaper Advertisement as published in The New York Times on January 25, 2013.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Tender Offer Agreement dated as of January 10, 2013, by and among the Company, Purchaser and Cerberus, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on January 14, 2013.

(d)(2)	Stock Purchase Agreement dated as of January 10, 2013, by and among the Company, AB Acquisition LLC and New Albertsons, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 14, 2013.

(d)(3)	Equity Commitment Letter, dated as of January 10, 2013, by and among Purchaser and the equity investors named therein, incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(4)	Limited Guarantee of Cerberus Institutional Partners V, L.P. in favor of Company, incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(5)	Form of Transition Services Agreement by and between the Company and Albertson's LLC, incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(6)	Form of Transition Services Agreement, by and between the Company and New Albertson's, Inc , incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by the Company on January 25, 2013

(d)(7)	Form of Trademark Cross-Licensing Agreement by and between the Company and New Albertson's, Inc., incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9 filed by the Company on January 25, 2013

(d)(8)	Form of Escrow Agreement, by and among the Company, American Stores Company, LLC, and JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit (e)(12) to the Schedule 14D-9 filed by the Company on January 25, 2013

Exhibit	Exhibit Name
(d)(9)	Form of Supplemental Indenture No. 4, by and between American Stores Company, LLC and Wells Fargo Bank, National Association, incorporated by reference to Exhibit (e)(13) to the Schedule 14D-9 filed by the Company on January 25, 2013

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*
Filed herewith.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Exhibit Index